[LETTERHEAD OF DECHERT LLP]

February 19, 2010

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Actively Managed Exchange-Traded Fund Trust
(File Nos. 333-147622, 811-22148)

Dear Mr. O’Connor:

Thank you for your comments regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) for PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on February 4, 2010.  Below, we describe the changes that will be made to the Proxy Statement in response to the Staff’s comments and provide the information that you requested.  The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Proxy Statement on its behalf.  These changes will be reflected in a definitive proxy statement, which will be filed on EDGAR on or about February 19, 2010.  Terms used but not defined herein have the meaning ascribed to them in the Prospectus or Statement of Additional Information (“SAI”), as applicable.

Prospectus

Comment 1.  Please revise the voting and proxy revocation instructions relating to shareholders who own their shares through a bank, broker-dealer or other third-party intermediary to better meet “Plain English” standards.

Response 1:          The instructions will be revised as requested.

Comment 2.  Please confirm that applicable state law has been complied with respect to voting on adjournment.

Response 2:          We confirm that the Trust is in compliance with state law with respect to voting on adjournment.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Matthew A. Wolfe at (212) 649-8703.  Thank you.

Mr. James O’Connor
February 19, 2010

Kind regards,

/s/ Stuart M. Strauss
Stuart M. Strauss